As filed with the Securities and Exchange Commission on September 15, 2015

File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Application for an Order amending a prior order (i) under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and

12(d)(1)(B) of the Act.

In the Matter of

Legg Mason ETF Equity Trust

Legg Mason Partners Fund Advisor, LLC

620 Eighth Avenue

New York, NY 10018

Legg Mason Investor Services, LLC

100 International Drive

Baltimore, Maryland 21202

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Robert I. Frenkel Legg Mason Partners Fund Advisors, LLC 620 Eighth Avenue New York, NY 10018	W. John McGuire, Esq. Morgan, Lewis & Bockius LLP 2020 K Street, N.W. Washington, DC 20006

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I.	INTRODUCTION

A.	Summary of Application

In this application (“Application”), Legg Mason ETF Equity Trust (“Trust”), Legg Mason Partners Fund Advisor, LLC (the “Initial Adviser”) and Legg Mason Investor Services, LLC (“LMIS”) (together with the Trust and the Initial Adviser, the “Applicants”)1 apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order amending a prior order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”).2

The Prior Order permitted:

(a) Funds (defined below) to issue their shares (“Shares”) redeemable in large aggregations only (“Creation Units”) (e.g., at least 25,000 Shares);

(b) secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);

(c) certain affiliated persons of the open-end investment company described herein to deposit securities into, and receive securities from, such investment company, in connection with the purchase and redemption of aggregations of Shares of such investment company;

(d) the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

(e) registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by an Adviser (defined below), and not part of the same “group of investment companies,” as defined in Section

1 All existing entities that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

2 Legg Mason ETF Trust, et al., Investment Company Act Release Nos. 30237 (Oct. 22, 2012) (notice) and 30265 (Nov. 16, 2012) (order) is referred to herein as the “Prior Order.”

12(d)(1)(G)(ii) of the Act as the Funds (such management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act; and

(f) the Funds, and any principal underwriter for the Funds, and/or any broker dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act.

The Order, if granted, in addition to the relief permitted by the Prior Order described above, would permit:

(a) a Fund that is advised by the Initial Adviser to operate as a feeder fund (“Feeder Fund”) to acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund (“Master Fund”) beyond the limitations in Section 12(d)(1)(A) of the Act and the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in Section 12(d)(1)(B) of the Act; and

(b) a Feeder Fund to deposit securities into, and receive securities from, its Master Fund in exchange for shares of the Master Fund, both in connection with in-kind sales and redemptions of Shares (together with the relief discussed in (a), “Master-Feeder Relief”).3

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

3 Applicants request that the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund.

Applicants request that the Order apply to the initial Fund, a series of the Trust (“Initial Fund”), and any additional series of the Trust, and any other open-end management investment company or series thereof, currently existing or that may be created in the future that operate as actively managed ETFs (together, “Future Funds”).4 Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (each, an “Adviser”) and (b) comply with the terms and conditions of this Application.

B.	Comparability of Master-Feeder Relief Sought to Prior Relief Granted by the Commission

The requested Master-Feeder Relief is substantially the same as the relief granted to John Hancock Exchange-Traded Fund Trust and SSgA Funds Management, Inc.5

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	BACKGROUND

A.	The Trust

The Trust is a Maryland statutory trust and is, or will be, prior to the commencement of operations of the Initial Fund, registered with the Commission as an open-end management investment company. The Trust is managed by a board of trustees (the “Board”). The Trust will offer and sell Shares pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the Act (the “Registration Statement”). The Trust may offer a number of Funds that will operate as ETFs. Consequently, Shares of each Fund will be listed and traded individually on an Exchange.

B.	The Initial Adviser

The Initial Adviser, which will be the investment adviser to the Initial Fund, is a Delaware limited liability company with its principal office located at 620 Eighth Avenue, New York, NY 10018. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”).

4 For purposes of this Application, references to “Funds” include the Initial Fund as well as any Future Funds.

5 See John Hancock Exchange-Traded Trust, et al., Investment Company Act Release Nos. 31546 (April 2, 2015) (notice) and 31581 (April 28, 2015) (order) and SSgA Funds Management, Inc., et al, Investment Company Act Release Nos. 29499 (Sept. 28, 2009) (notice) and 29524 (Dec. 13, 2010) (order) (“Prior Master-Feeder Orders”).

An Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund or its respective Master Fund.6 An Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to particular Funds, or their respective Master Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Sub-Advisers, if any, will serve as portfolio managers for the Funds, or their respective Master Funds. Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund’s, or its respective Master Fund’s, assets in accordance with the Fund’s investment objective. Any Sub-Adviser to a Fund, or its respective Master Fund, will either be registered under the Advisers Act or will not be required to register thereunder.

C.	The Distributor

The Trust will enter into a distribution agreement with one or more distributors, which may include LMIS. LMIS is a Delaware limited liability company with its principal office located at 100 International Drive, Baltimore, Maryland 21202. Each distributor will act as distributor and principal underwriter (“Distributor”) of one or more of the Funds. Each Distributor will be a broker-dealer registered under the Exchange Act. Each Distributor will distribute Shares on an agency basis. No Distributor will be affiliated with any Exchange. The Distributor for each Fund will comply with the terms and conditions of this Application. The Distributor of any Fund may be an affiliated person or an affiliated person of an affiliated person of that Fund’s Adviser and/or Sub-Adviser(s).

D.	Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent, Administrator and Securities Lending Agent

Each Fund will have a custodian (“Custodian”), fund accountant, transfer agent (“Transfer Agent”), dividend disbursing agent and may have an administrator and/or a securities lending agent of Portfolio Holdings (“Securities Lending Agent”). The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, any Adviser, a Sub-Adviser or an affiliate of an Adviser and/or Sub-Advisers may provide administration, custody, fund accounting, transfer agency, dividend disbursement and securities lending services to the Funds.

6 The term “Board” also includes any board of directors or trustees of a Future Fund, if different.

E.	Investment Objectives and Policies

1.	Investment Objectives and Strategy

The Adviser and/or a Sub-Adviser will seek to achieve each Fund’s investment objective by utilizing an active management investment strategy. The Funds, or their respective Master Funds, may invest in, among other investments, equity securities and/or fixed income securities traded in the U.S. and/or non-U.S. markets, as well as repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, indexed and inverse floating rate securities, floating and variable rate instruments, convertible instruments, preferred stocks, rights, warrants, real estate investment trusts, shares of other ETFs, UITs and exchange-traded notes, shares of money market mutual funds or other investment companies or pooled investment vehicles, foreign currency, mortgage- and asset-backed securities (including to-be-announced transactions), municipal debt securities, when-issued securities, delayed delivery transactions and forward commitment transactions, and may engage to a limited extent in short sales, in accordance with their investment objectives, and all of which may be denominated in U.S. dollars or a foreign currency. Funds, or their respective Master Funds, that invest all or a portion of their assets in foreign instruments are referred to herein as “Foreign Funds.” If a Fund (or its respective Master Fund) invests in derivatives: (i) the Fund’s Board periodically will review and approve the Fund’s (or, in the case of a Feeder Fund, its Master Fund’s) use of derivatives and how the Adviser assesses and manages risk with respect to the Fund’s (or, in the case of a Feeder Fund, its Master Fund’s) use of derivatives; and (ii) the Fund’s disclosure of its (or, in the case of a Feeder Fund, its Master Fund’s) use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and Commission staff guidance. The securities, currencies, derivatives, other assets and other positions held by a Fund (or its respective Master Fund) are referred to herein as its “Portfolio Securities.”

A Feeder Fund will pursue its investment objective by investing in a Master Fund with substantially the same investment objective. Applicants have designed this “master-feeder” structure because it is anticipated that, in addition to the Funds, other feeder funds will be created in the future and hold shares of each respective Master Fund. Such other feeder funds could be traditional mutual funds, the shares of which would be individually redeemable, other ETFs or other pooled investment vehicles. Creating an exchange-traded feeder fund may be preferable to creating entirely new series for several reasons. First, creating separate funds would create additional overhead costs. Also, assets held in other feeder funds, through increased assets in the Master Fund, should provide economies of scale for the Feeder Funds.7 While certain costs may be higher in a master-feeder structure and there may possibly be lower tax efficiencies for the Feeder Funds, the Feeder Funds’ Board will consider any such potential disadvantages against the benefits of economies of scale and other benefits of operating within a master-feeder structure.

2.	Implementation of Investment Strategy

In order to implement each Fund’s investment strategy, the Adviser and/or Sub-Advisers of a Fund may review and change the Portfolio Securities held by the Fund daily. On each business day, which means any day a Fund is open for business, including as required by Section 22(e) of the Act (“Business Day”), before the commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on the Fund’s website (“Website”) the identities and quantities of the Portfolio Securities and other assets held by the Fund (or its respective Master Fund)8 that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.

The Adviser, Sub-Advisers and the Fund will not disclose information concerning the identities and quantities of the Portfolio Securities before such information is publicly disclosed and is available to the entire investing public.

F.	Sales of Shares

1.	General

The Trust is structured in a manner similar to all ETFs currently trading in the United States and therefore will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. Each Fund that operates within a master-feeder structure will comply with all the representations and conditions from the Prior Order except as specifically stated below.

2.	Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees

7 In a master-feeder structure, the Master Fund, rather than the Feeder Fund, would invest its portfolio in compliance with the order. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

8 Feeder Funds will disclose information about the securities and other assets held by the Master Fund.

(“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. In a master-feeder structure, the Transaction Fees would be paid indirectly to the Master Fund. Applicants are not requesting relief from Section 18 of the Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund’s shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund. Thus, for example, a Master Fund may require payment of a Transaction Fee by a Feeder Fund for transactions for 20,000 or more shares so long as it requires payment of the same Transaction Fee by all feeder funds for transactions involving 20,000 or more shares.

G.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Holdings held by such Fund, or its respective Master Fund.

H.	Redemption

Creation Units will be redeemable at their NAV per Creation Unit next determined after receipt of a request for redemption by the applicable Fund. Feeder Funds will redeem shares from the appropriate Master Fund and then deliver to the redeeming shareholder the applicable redemption payment.

I.	Master-Feeder Structure

1.	In-Kind Transactions in a Master-Feeder Structure

As discussed above, Applicants currently anticipate that certain Funds will operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E) of the Act. Each Master Fund would also operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules promulgated thereunder. However, Applicants request that the exemption from Section 22(e) granted in the Prior Order be extended to apply to both the Funds and their respective Master Funds. The shareholders of the Master Fund are currently anticipated to be exclusively (i) other investment companies or other pooled investment vehicles that are in the same group of investment companies as the Feeder Fund9 and (ii) other institutional investors, such as separate accounts managed by the Adviser, and the interests in the Master Fund will be sold to and redeemed by each of the Master Fund’s shareholders on the same terms and will carry the same rights. From the investor’s perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver a basket consisting of in-kind securities and/or cash to the Feeder Fund, and the Feeder Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities delivered in-kind to a Feeder Fund settle to the account of the Feeder Fund, nor will a Feeder Fund hold any investment other than the securities of its corresponding Master Fund.

2.	No Senior Securities

While shareholders of the Feeder Funds may have different rights of redemption versus shareholders of a traditional mutual fund feeder fund in accordance with the Master-Feeder Relief requested in this Application, the Master-Feeder Relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather will permit, any shareholder feeder fund, including a Feeder Fund, to redeem in-kind. Similarly, the Master Fund will not require, but rather will permit, all shareholder feeder funds, including a Feeder Fund, to purchase and redeem shares in large aggregations. As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the Act.

9 The requested exemption from Section 22(e) would only apply to in-kind redemptions by the Feeder Funds and would not apply to in-kind redemptions by other feeder funds.

J.	Public Representations

As noted above, the Funds may operate in a master-feeder structure. Under such circumstances, the Feeder Funds would operate, and would be marketed, as ETFs. Applicants do not believe the master-feeder structure contemplated in this Application would be confusing to investors because any additional feeder fund that is a traditional mutual fund or other pooled investment vehicle would be marketed separately. Further, as noted above, ETFs are no longer new or novel products, and Applicants believe investors are aware of the differences between ETFs and traditional mutual funds. In addition, functionally similar structures are currently offered in the market without giving rise to investor confusion. Notwithstanding the limited potential for investor confusion, Applicants will take numerous steps to ensure that investors are not confused. Specifically, the Prospectus for each Feeder Fund will clearly indicate that the Feeder Fund is an ETF, each Feeder Fund will have a Prospectus separate and distinct from any other feeder funds, and as required by the conditions herein, the Feeder Funds will not be marketed as mutual funds. Applicants believe that the efforts outlined above will ensure that every interested investor will understand the differences between the Funds and any Feeder Funds.

III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS IN A MASTER-FEEDER STRUCTURE

A.	Summary of this Application Relating to the Operation of the Funds as Actively Managed ETFs in a Master-Feeder Structure

Applicants seek an Order from the Commission amending the Prior Order permitting certain Funds to operate in a master-feeder structure.

The Master-Feeder Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.” Investment Company Act Release No. 17534 (June 15, 1990), at 84. The Shares proposed to be offered would provide to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s, or its respective Master Fund’s, portfolio to meet redemptions, to permit the maximum amount of resources of each Fund, or its respective Master Fund, to be used to pursue its investment objective and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the Act].”

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”

B.	The Commission Should Grant the Exemptive Relief Requested in this Application

In summary, Applicants believe that the Trust and all of its Funds will operate in the same manner as existing ETFs that operate in a master-feeder structure, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and its Funds are appropriate candidates for the requested Master-Feeder Relief.

Based on the foregoing, Applicants respectfully request the Master-Feeder Relief as set forth below.

IV.	REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal – knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof.”

Section 17(a)(2) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

“. . . the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company. . .”

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser or an entity controlling, controlled by or under common control with an Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Past applications of Prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).10

10 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

Because a Fund may operate in a master-feeder structure, Applicants request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. Applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve “overreaching” by an affiliated person. Such transactions will occur only at the Feeder Fund’s proportionate share of the Master Fund’s net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund’s NAV.11 Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

B.	Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act.12 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

11 Fund directors and investment advisers are subject to strict fiduciary duties under federal and state law and to specific requirements relating to valuation and redemptions.

12 The requested exemption from Section 22(e) would only apply to in-kind redemptions by the Feeder Funds and would not apply to in-kind redemptions by other feeder funds.

Section 22(e) of the Act provides that:

“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except–

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)

for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery process of up to fifteen (15) calendar days, rather than seven calendar days for a Foreign Fund, in certain circumstances, during the calendar year.13 Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven calendar days following the tender of a Creation Unit of a Foreign Fund’s respective Master Fund, up to a maximum of fifteen calendar days. Applicants request that relief be granted such that Foreign Funds holding Redemption Instruments which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Holdings of each such Foreign Fund’s Master Fund, customarily clear and settle, but in all cases no later than fifteen calendar days following the tender of a Creation Unit. With respect to the respective Master Funds of Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

13 In the past, settlements in certain countries, including Russia, have extended to fifteen (15) calendar days.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days, up to a maximum of fifteen calendar days, required to deliver redemption proceeds in any given year will not exceed fifteen calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). The SAIs for the Foreign Funds that may require this relief will identify (i) those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays, and (ii) the maximum number of days needed to deliver the proceeds, up to fifteen calendar days.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within fifteen calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within fifteen calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Holdings of a given Foreign Fund’s Master Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund’s assets in Portfolio Holdings. Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds’ Master Funds, that do not effect creations and redemptions of Creation Units in-kind.

Applicants do not believe the master-feeder structure would have any impact on the delivery cycle. When a Feeder Fund is seeking a cash redemption, the proceeds to satisfy the redemption would likely be raised in a manner consistent with the Master Fund’s investment objective, e.g., by using cash on hand and/or selling securities. When the Adviser (or Sub-Adviser) determines it is necessary to sell securities, such sales would be conducted consistent with the Master Fund’s investment objective.

As a practical matter, any cash redemption could reduce the proportion of the most liquid assets held by the Master Fund, but no more so than any investment company — as shares are redeemed, there is potentially a reduction in the most liquid assets in a portfolio. Applicants do not believe that shareholders of the Feeder Funds will be disadvantaged relative to shareholders of other feeder funds. In each case redeeming Feeder Fund shareholders, through their Authorized Participant, will receive Redemption Instruments and cash, if any, equal in value to the next calculated NAV. Further, the list of Redemption Instruments that a redeemer will receive from a Feeder Fund will be published daily.

Pursuant to the terms of the Prior Order, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

C.	Exemption from the Provisions of Section 12(d)(1) of the Act

Applicants request an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to permit the Feeder Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. This structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in Section 12(d)(1)(E). Section 12(d)(1)(E) provides that the percentage limitations of Section 12(d)(1)(A) and 12(d)(1)(B) shall not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held by the Feeder Fund. Applicants believe the proposed master-feeder structure complies with Section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund;14 however, the Feeder Funds may receive securities other than securities of its corresponding Master Fund if a Feeder Fund accepts an in-kind creation.15 Applicants do not believe that the securities involved in the in-kind transactions are ever “held” on the books of a Feeder Fund because the Feeder Fund is merely acting as a conduit through which securities are delivered from the investor to the Master Fund and the securities received are never settled to the Feeder Fund. However, there is potentially a hypothetical moment when accepting or distributing securities in-kind that such securities could be deemed “held” by a Feeder Fund. As a result, to the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and, for a hypothetical moment in the course of a creation or redemption, other securities, the Applicants are requesting appropriate relief from Section 12(d)(1)(A) and 12(d)(1)(B). The Feeder Funds would operate in compliance with all other provisions of Section 12(d)(1)(E).

Applicants submit that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.

V.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission amending the Prior Order and granting the requested Relief will be subject to the following conditions (defined terms not defined herein have the same meaning as used in the application for the Prior Order), which supercede and replace the conditions in the Prior Order:

A.	Actively Managed Exchange-Traded Fund Relief

1.

The requested order, other than the Section 12(d)(1) relief and the Master-Feeder Relief, will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs.

14 A Feeder Fund may also enter into certain foreign currency-related contracts, which may include foreign currency futures contracts, options on foreign currency futures contracts, forward foreign currency contracts, options on foreign currency, and foreign currency swap agreements, only for the purposes of hedging its assets against the risk of fluctuations in the U.S. dollar against a foreign currency. See PIMCO Funds, SEC No-Action Letter (July 9, 2002).

15 See Signature Financial Group, Inc., SEC No-Action Letter (Dec. 28, 1999) (Funds using a master-feeder structure sought no-action relief from Section 17(a) of the Act to permit in-kind redemptions between the master and the feeder. There was no request for, and thus no relief from, Section 12(d)(1).)

2.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

3.

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of the Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

4.

The Website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.

No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.

On each Business Day, before the commencement of trading in Shares on the Fund’s listing Exchange, the Fund (or its respective Master Fund) will disclose on its Website the identities and quantities of the Portfolio Securities and other assets held by the Fund (or its respective Master Fund) that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.

B.	Section 12(d)(1) Relief

1.

The members of the Fund of Funds’ Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. The members of the Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds’ Advisory Group or the Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Fund of Funds’ Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Fund of Funds’ Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.

No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

3.

The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund (or its respective Master Fund) or a Fund Affiliate in connection with any services or transactions.

4.

Once an investment by a Fund of Funds in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of a Fund (or its respective Master Fund), including a majority of the non-interested Board members, will determine that any consideration paid by the Fund (or its respective Master Fund) to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund (or its respective Master Fund); (ii) is within the range of consideration that the Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.

The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund (or its respective Master Fund) under Rule 12b-l under the Act) received from a Fund (or its respective Master Fund) by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.

No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

7.

The Board of each Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of Beneficial Owners.

8.

Each Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.

Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an accessible place.

10.

Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund (or its respective Master Fund) in which the Investing Management Company may invest. These findings and their basis will be recorded in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees with respect to Shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.

No Fund (or its respective Master Fund) will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that (i) the Fund (or its respective Master Fund) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes, or (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief.

VI.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the following are the names and addresses of Applicants:

Legg Mason ETF Equity Trust

620 Eighth Avenue

New York, New York 10018

Legg Mason Partners Fund Advisor, LLC

620 Eighth Avenue

New York, New York 10018

Legg Mason Investor Services, LLC

100 International Drive

Baltimore, Maryland 21202

The Applicants further state that all written or oral communications concerning this Application should be directed to:

W. John McGuire, Esq.

Morgan, Lewis & Bockius LLP

2020 K Street NW

Washington, D.C. 20006

VII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Jane Trust is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in her as President of the Adviser. Jeremy O’Shea is authorized to sign and file this document on behalf of the LMIS pursuant to the general authority vested in him as a Managing Director of LMIS. Jane Trust, President of the Trust, is authorized to sign on behalf of the Trust.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the Relief requested by this Application.

Legg Mason ETF Equity Trust

/s/ Jane Trust
Jane Trust
President

Legg Mason Partners Fund Advisor, LLC

/s/ Jane Trust
Jane Trust
President

Legg Mason Investor Services, LLC

/s/ Jeremy O’Shea
Jeremy O’Shea
Managing Director

Verifications

The undersigned states that (i) she has duly executed the attached Application for and on behalf of Legg Mason Partners Fund Advisor, LLC; (ii) that she is President thereof; and (iii) that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Legg Mason Partners Fund Advisor, LLC

By:	/s/ Jane Trust
Jane Trust
President
Dated as of September 15, 2015

The undersigned states that (i) she has duly executed the attached Application for and on behalf of Legg Mason ETF Equity Trust; (ii) that she is President thereof; and (iii) she is authorized to execute and file such instrument. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

Legg Mason ETF Equity Trust
By:	/s/ Jane Trust
Jane Trust
President
Dated as of September 15, 2015

The undersigned states that (i) he has duly executed the attached Application for and on behalf of Legg Mason Investor Services, LLC; (ii) that he is a Managing Director of such company; and (iii) that he is authorized to execute and file such instrument. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Legg Mason Investor Services, LLC

By:	/s/ Jeremy O’Shea
Jeremy O’Shea
Managing Director
Dated as of September 15, 2015